EXHIBIT 12.2

HOSPITALITY PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006

Income from Continuing Operations	$53,048	$40,865	$21,351	$193,341	$124,335	$220,224	$156,501
Fixed Charges	33,339	36,905	138,712	143,410	156,844	148,110	81,451
Adjusted Earnings	$86,387	$77,770	$160,063	$336,751	$281,179	$368,334	$237,952

Fixed Charges and Preferred Distributions:
Interest on indebtedness and amortization of deferred finance costs and debt discounts	$33,339	$36,905	$138,712	$143,410	$156,844	$148,110	$81,451
Preferred distributions	7,470	7,470	29,880	29,880	29,880	26,769	7,656

Combined Fixed Charges and Preferred Distributions	$40,809	$44,375	$168,592	$173,290	$186,724	$174,879	$89,107

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	2.12x	1.75x	0.95x	1.94x	1.51x	2.11x	2.67x